Exhibit 99.2
COVENTRY II DDR BLOOMFIELD LLC
CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2009, December 31, 2008 (Unaudited) and December 31, 2007 (Unaudited)

COVENTRY II DDR BLOOMFIELD LLC
Consolidated Financial Statements
Table of Contents
For the Years Ended December 31, 2009, 2008 (Unaudited) and 2007 (Unaudited)

Report of Independent Registered Public Accounting Firm
To Coventry Real Estate Fund II, LLC, Coventry Fund II Parallel Fund, LLC, Developers
Diversified Realty Corporation, DD Development Company II, Inc. and JDN QRS Inc.:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of members’ capital and cash flows present fairly, in all material respects, the financial position of Coventry II DDR Bloomfield LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company is in default on its debt obligations and does not have the funding to complete the development project, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
As further discussed in Note 7 to the financial statements, due to the deteriorating retail and real estate market, the cessation of construction activities, the events of default under the Company’s debt obligations and other matters, the Company recorded an impairment charge of $218.5 million in the financial statements for the year ended December 31, 2009.
/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 26, 2010

COVENTRY II DDR BLOOMFIELD LLC
Consolidated Balance Sheets
As of December 31, 2009 and 2008

		December 31,
	December 31,	2008
	2009	(Unaudited)
Assets
Land under development	$4,725,000	$68,399,980
Construction in progress	—	154,804,208

Real estate, net	4,725,000	223,204,188

Cash and cash equivalents	4,680	253,910
Other assets	493	—

Total assets	$4,730,173	$223,458,098

Liabilities and Members’ (Deficit)/Capital
Land loan payable	$39,193,544	$48,000,000
Related Party — MV loan payable and accrued interest	67,536,709	58,089,381
Accrued interest	3,409,493	—
Accounts payable and other accrued liabilities	18,516,948	20,168,908
Accounts payable — retainage	9,623,928	9,623,928
Accrued real estate taxes	703,762	—

Total liabilities	138,984,384	135,882,217
Total Members’ (deficit)/capital	(134,254,211)	87,575,881

Total liabilities and Members’ (deficit)/capital	$4,730,173	$223,458,098

The accompanying notes are an integral part of these consolidated financial statements.

Coventry II DDR Bloomfield LLC
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007

		For the Year	For the Year
	For the Year	Ended	Ended
	Ended	December 31,	December 31,
	December 31,	2008	2007
	2009	(Unaudited)	(Unaudited)
Revenues:
Other	$—	$7,501	$—

Expenses:
Impairment Charge	218,479,188	—	—
Real estate taxes	703,762	—	—
Professional fees and other	448,952	47,116	18,801

	219,631,902	47,116	18,801

	(219,631,902)	(39,615)	(18,801)

Other income (expense)
Interest income	17	—	322
Interest expense	(12,004,545)	—	—

	(12,004,528)	—	322

Net loss	$(231,636,430)	$(39,615)	$(18,479)

The accompanying notes are an integral part of these consolidated financial statements.

Coventry II DDR Bloomfield LLC
Consolidated Statements of Members’ (Deficit)/Capital
For the Years Ended December 31, 2009, 2008 and 2007

Total
Balance at January 1, 2007 (Unaudited)	$23,376,142

Capital contributions	18,217,289

Distributions	(398)

Net loss	(18,479)

Balance at December 31, 2007 (Unaudited)	$41,574,554

Capital contributions	46,042,442

Distributions	(1,500)

Net loss	(39,615)

Balance at December 31, 2008 (Unaudited)	$87,575,881

Capital contributions	9,807,834

Distributions	(1,496)

Net loss	(231,636,430)

Balance at December 31, 2009	$(134,254,211)

The accompanying notes are an integral part of these consolidated financial statements.

Coventry II DDR Bloomfield LLC
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007

		For the	For the
	For the	Year Ended	Year Ended
	Year Ended	December 31,	December 31,
	December 31,	2008	2007
	2009	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Net loss	$(231,636,430)	$(39,615)	$(18,479)
Adjustments to reconcile net loss to net cash flow used in operating activities:
Impairment charge	218,479,188	—	—
Interest reserve included in related party MV loan	7,689,598	—	—
Interest on Land loan	905,453
Fees for guarantee payment of Land Loan	95,925	—	—
Changes in operating assets and liabilities:
Other assets	(493)	—	—
Accrued interest	3,409,493	—	—
Accounts payable and other accrued liabilities	11,215	—	—
Accrued real estate taxes	703,762	—	—

Total adjustments	231,294,141	—	—

Net cash used in operating activities	(342,289)	(39,615)	(18,479)

Cash flow from investing activities:
Construction and improvements to real estate assets and related assets	(1,663,175)	(102,562,286)	(17,855,587)

Net cash used in investing activities	(1,663,175)	(102,562,286)	(17,855,587)

Cash flow from financing activities:
Borrowings of MV loan payable	1,757,730	56,338,546	—
Contributions from Members	—	46,042,442	18,217,289
Distributions to Members	(1,496)	(1,500)	(398)

Net cash provided by financing activities	1,756,234	102,379,488	18,216,891

Net change in cash and cash equivalents	(249,230)	(222,413)	342,825
Cash and cash equivalents at beginning of year	253,910	476,323	133,498

Cash and cash equivalents at end of year	$4,680	$253,910	$476,323

The accompanying notes are an integral part of these consolidated financial statements.

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 (Unaudited) and 2007 (Unaudited)
1. Organization of Company
Background
Coventry II DDR Bloomfield LLC (the “Company”) was formed in the state of Delaware on August 28, 2006 to participate in the development of a mixed-use, lifestyle center in Bloomfield Hills/Pontiac, Michigan.
The Company’s members include:

Coventry Real Estate Fund II, LLC(1)	61.95%
Coventry Fund Parallel Fund, LLC(1)	18.05%

Total Coventry II Group or Managing Member Interests	80.00%

Developers Diversified Realty Corporation(2)	9.9%
JDN QRS Inc. (2)	9.9%
DD Development Company II, Inc. (2)	0.2%

Total DDR Interests	20.0%

Total Membership Interest (3)	100.0%

(1)	Collectively referred to herein as “Coventry II Group” or the “Managing Member”

(2)	Collectively referred to herein as “DDR”

(3)	DDR and Coventry collectively referred to herein as “the Members”
The Company owns a 50% interest in Coventry II DDR Harbor Bloomfield Phase 1 LLC (“Phase 1”) and a 30% interest in Coventry II DDR Harbor Bloomfield Phase 2 LLC (“Phase 2”). The remaining ownership interests of 50% and 70% in Phase 1 and Phase 2 are owned by affiliates of Craig Schubiner (“Schubiner”). The Schubiner ownership interests are generally not entitled to any return from Phase 1 or Phase 2 until the Company receives a cumulative preferred return of 18% on and of its capital contributions as defined in the operating agreement. Phase 1 owns approximately 30 acres of land (unaudited), together with significant improvements therein, intended to be used in the development of the lifestyle center. Phase 2 owns approximately 58 acres of land (unaudited). Phase 1 and Phase 2 are both deemed to be variable interest entities and are consolidated by the Company as discussed in Note 2. Phase 1 and Phase 2 are collectively referred to as the Project.
The Company engaged DDR and Schubiner to act as the development managers and DDR to act as the property manager upon initial opening.

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
The Project
In August 2006, the Company purchased the 88 acres of land (unaudited) from Schubiner for the Project. The purchase was funded with approximately $68 million from member capital contributions. The Project was planned to consist of approximately 520,000 square feet (unaudited) of retail, approximately 122,000 square feet (unaudited) of office, and potentially 60 condominium units (unaudited). Development activities of the Project were underway until the fourth quarter of 2008 when construction activity was suspended.
Significant Membership Terms
The Company’s profits and losses are to be allocated to the Members pro-rata in accordance with their percentage interests.
The Company’s cash flows are to be distributed quarterly to the Members pro-rata in accordance with their percentage interests.
The term of the Company shall continue until the earliest of i) the withdrawal, expulsion, bankruptcy or dissolution of the Managing Member, ii) a determination by the unanimous consent of DDR and the Managing Member that the Company should be dissolved, iii) the sale of all or substantially all of the assets of the Company, or the Project, iv) the entry of a decree of judicial dissolution and v) at such earlier time as may be required by applicable law.
2. Summary of Significant Accounting Principles
Basis of Presentation
As of and for the year ended December 31, 2009, the Company qualified as a significant investment to DDR in accordance with Securities and Exchange Commission (“SEC”) regulations accounted for under the equity method and, as a result, audited financial statements are presented for that period. As of December 31, 2008 and 2007, the Company does not meet the criteria of a significant subsidiary to DDR. As a result, the financial statements for those periods are unaudited.
Principles of Consolidation
The consolidated financial statements include the accounts of Coventry II DDR Harbor Bloomfield Phase 1 LLC and Coventry II DDR Harbor Bloomfield Phase 2 LLC. All significant inter-company accounts and transactions have been eliminated. The Company consolidates certain entities in which it owns less than a 100% equity interest if the entity is a variable interest entity (“VIE”), and the Company is deemed to be the primary beneficiary in the VIE. The Company holds a 50% interest in Phase I and a 30% interest in Phase 2, which are considered VIEs. The Company was determined to be the primary beneficiary as it was determined to have a greater exposure to variability in expected losses.

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
Construction in Progress
Construction in progress is recorded on the basis of cost. Costs incurred during construction, which include acquisition of land, development costs, offsite improvements, interest, real estate taxes, and related overhead costs are capitalized as part of the development. For the years ended December 31, 2009, 2008 and 2007, $0, $4,355,922 and $2,884,479 of interest costs and $0, $243,200 and $284,687 of real estate taxes were capitalized, respectively. The Company ceased the capitalization of interest expense, real estate taxes and other related overhead costs when construction activities were suspended.
Impairment of Real Estate Assets
The Company reviews its land under development and construction in progress for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include, but are not limited to, significant decreases in real estate property values, significant changes in projected completion dates, revenues or cash flows, development costs, market factors and sustainability of development projects. An asset under development is assessed for recoverability based upon the expected service potential of the asset when development is substantially complete. Those estimates include cash flows associated with all future expenditures necessary to develop the asset, including interest payments that will be capitalized as part of the cost of the asset. The determination of undiscounted cash flows requires significant estimates made by management and considers the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated actions could affect the determination of whether impairment exists. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The Company records impairment losses as an expense in the Statement of Operations.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Income Taxes
The Company and its related subsidiaries have elected to be treated as partnerships for tax purposes. No provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction or credit is reportable by the Members in their respective income tax returns.
Interest
Interest paid for the years ended December 31, 2009, 2008 and 2007 aggregated $1,088,147, $2,422,493 and $2,884,479, respectively.

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
New Accounting Standards
In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This Statement made the FASB Accounting Standards Codification (the “Codification”) the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure. Its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. In the description of Accounting Standards Updates that follows, references in “italics” relate to Codification Topics and Subtopics, and their descriptive titles, as appropriate.
Fair Value Measurements
In September 2006, the FASB issued Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. This standard establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The standard applies whenever other standards require assets or liabilities to be measured at fair value. This standard also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. The Company adopted this standard for its disclosure requirements and its financial assets and liabilities on January 1, 2008. For nonfinancial assets

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
and liabilities that are not recognized or disclosed at fair value on a recurring basis (i.e. real estate and other long-lived assets), the Company adopted this standard on January 1, 2009. The adoption of this standard did not have a material impact on the financial position, results of operations or cash flows of the Company.
Subsequent Events
In May 2009, the FASB issued Subsequent Events, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. This standard is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows. The Company has evaluated subsequent events through February 26, 2010, the date that the Company’s consolidated financial statements were available to be issued.
Amendments to Consolidation of Variable Interest Entities
In June 2009, the FASB issued Amendments to Consolidation of Variable Interest Entities, which is effective for fiscal years beginning after November 15, 2009 and introduces a more qualitative approach to evaluating VIEs for consolidation. This standard requires a company to perform an analysis to determine whether its variable interests give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the entity that has (a) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. In determining whether it has the power to direct the activities of the VIE that most significantly affect the VIE’s performance, this standard requires a company to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed. This standard requires continuous reassessment of primary beneficiary status rather than periodic, event-driven assessments as previously required, and incorporates expanded disclosure requirements. The Company is currently assessing the impact, if any, the adoption of this standard will have on its consolidated financial statements.

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
Supplemental Disclosure of Non-Cash Investing and Financing Information

	For the years ended December 31,
		2008	2007
	2009	(unaudited)	(unaudited)
Accounts payable and other accrued liabilities related to construction expenditures	$—	$29,792,836	$3,893,985

Accrued interest included in MV Loan (Note 3)	$7,689,598	$1,750,835	—

Payment to lender from DDR for Land loan guarantee (Note 3)	$9,807,834	—	—

The foregoing transactions did not provide or use cash and, accordingly, they are not reflected in the consolidated statements of cash flows.
The accrued interest included in the MV loan for the year ended December 31, 2008 was capitalized into the basis of the construction in progress.
3. Mortgage Loans Payable
Wells Fargo Loan
On December 27, 2006, Phase 1 and Phase 2 (collectively the “Borrowers”) entered into a mortgage loan agreement with Wells Fargo Bank, National Association (“Wells Fargo” or the “Lender”) for $48.0 million (the “Land Loan”), the proceeds of which were used to finance the purchase of land for the Project. The original maturity date was June 27, 2007 with one six-month extension option. The loan required monthly payments of interest determined at LIBOR plus 110 basis points. An amendment to the loan agreement, effective December 27, 2007, extended the maturity date to June 27, 2008 and increased the interest rate to LIBOR plus 125 basis points. A second amendment to the loan agreement, effective June 27, 2008, extended the maturity date to December 31, 2008 and increased the interest rate to LIBOR plus 250 basis points. The Land Loan is secured by the Project. Coventry II and DDR both guaranteed repayment of the loan on a “several” basis, up to their respective ownership percentages.
On December 31, 2008, the Land Loan matured. As a result, on February 24, 2009, the Lender notified the Borrowers that the failure to repay the loan on December 31, 2008 constituted an Event of Default and effective June 1, 2009 the interest rate increased to the default rate of 6.25%. In July 2009, DDR paid Wells Fargo its 20% proportionate guaranty of

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
$9.8 million (“DDR Guaranty Payment”) as required per the Land Loan agreement and was released from all future obligations relating to the Land Loan. The Company recorded the DDR Guaranty Payment as a capital contribution in its consolidated financial statements. In August 2009, Wells Fargo filed a foreclosure action against the Project. In addition, in September 2009, Wells Fargo also filed an action against Coventry II to collect against its 80% proportionate payment guaranty.
For the years ended December 31, 2009, 2008 and 2007, the Company incurred $2,110,854, $2,605,087 and $2,884,479 of interest expense related to the Land Loan. The interest expense incurred in 2008 and 2007 was capitalized as a cost of the Project.
MV Loan
On October 1, 2008, Phase 1 and Phase 2 (collectively the “MV Borrowers”) entered into a loan agreement with MV Bloomfield LLC, a related party of DDR (“MV Bloomfield” or the “MV Lender”) for maximum borrowings up to $70 million less an interest reserve of $12 million (the “MV Loan”). Initial advances totaling $25.6 million were borrowed between July 31, 2008 and October 1, 2008 in accordance with the loan agreement. The maturity date was June 30, 2011 with two twelve-month extension options. The MV Loan required monthly payments of interest determined at the greater of LIBOR plus 700 basis points or 12%. The MV Loan is collateralized by the Project and is subordinate to the interest of Wells Fargo and its Land Loan in the Project. In its capacity as one of the development managers, DDR provided a completion guaranty which was subject to various conditions. Among other conditions, DDR’s obligation to complete the project was conditioned upon the receipt of all necessary funding to complete construction. On March 3, 2009, the MV Lender notified the Company that Events of Default had occurred, as defined, and effective March 1, 2009 the MV Loan bore interest at the Default Rate of 16%. For the years ended December 31, 2009 and 2008, the Company incurred $9,893,691 and $1,750,835 of interest expense related to the MV Loan. The interest expense incurred in 2008 was capitalized as a cost of the Project.
4. Transactions with Related Parties
Development fees earned by DDR are determined pursuant to provisions set forth in the Project development agreement. The development fee payable to DDR is determined at an amount equal to 4% of hard costs. DDR did not earn any development fees for the year ended December 31, 2009. DDR earned development fees of $2,828,868 and $3,251,484 for the years ended December 31, 2008 and 2007, respectively.
Development fees earned by Schubiner are determined pursuant to provisions set forth in the Project Development Agreement. The development fee payable to Schubiner is determined at an amount equal to 1% of hard costs. Schubiner did not earn any development fees for the year ended December 31, 2009. Schubiner earned development fees of $180,638 and $1,083,830 for the years ended December 31, 2008 and 2007, respectively.

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
The Company has capitalized the Development fees earned by DDR and Schubiner as a cost of the Project. As of December 31, 2009 and 2008, the Company had related party payables of $305,666 and $330,804, respectively. The amounts are included within accounts payable and other accrued liabilities in the consolidated balance sheets. The amounts represent amounts owed to DDR for the development fees discussed above incurred pursuant to the Project Development Agreement.
5. Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating fair value disclosures of financial instruments:
Cash and cash equivalents, accounts payable and other accrued liabilities:
The carrying amounts reported in the consolidated balance sheets for these financial instruments approximated fair value because of their short-term maturities.
Debt:
The fair value of the Land Loan and the MV Loan at December 31, 2009 and 2008 was approximately $4,725,000 and $106,089,381, respectively as compared to the carrying value in the consolidated balance sheets of $106,730,253 and $106,089,381, as of December 31, 2009 and 2008, respectively. As stated in Note 3, both the Land Loan and the MV Loan are in default as of December 31, 2009. Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.
6. Legal Matters
On November 4, 2009, Coventry II filed suit against DDR, as well as several related entities and certain individual officers. Coventry II is pursuing its claim individually and purportedly as managing member on behalf of the Company and Phase 1. The complaint alleges that the defendants i) breached contractual obligations under a co-investment agreement and various joint venture limited liability company agreements, project development agreements and management and leasing agreements, ii) breached their fiduciary duties as a member of various limited liability companies, iii) fraudulently induced the plaintiffs to enter in to certain agreements and iv) made certain material misrepresentations.
Schubiner, on behalf of Phase 1, filed suit against the Company and DDR in April, 2009. The complaint alleges that the Company breached contractual obligations under the limited liability agreement. The complaint also alleges that DDR failed to properly develop the project and supervise the leasing, such that leasing levels never reached the levels necessary to obtain construction financing, and therefore the Project failed. Schubiner also filed suit against the

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
Company, Phase 1, Coventry II and DDR. The complaint alleges that the defendants i) breached contractual obligations under various project development agreements, and ii) and made certain material misrepresentations. The Company believes it has meritorious defenses to Schubiner’s claims.
Many of the contractors have filed liens against the Project. As of December 31, 2009 and 2008, the Company has recorded approximately $28 million in accounts payable and accrued liabilities and accounts payable-retainage associated with these contractor liens for work performed but not paid. Many of the contractors have filed suit to foreclose on their liens. The lien foreclosure actions have been consolidated with the Wells Fargo foreclosure suit.
Park Theatre, LLC filed suit against Phase 1 alleging that the defendant breached contractual obligations by failing to reimburse its tenant allowance and by suspending construction. Phase 1 believes that it has meritorious defenses to Park Theatre’s claims.
In addition to the litigation discussed above, the Company and its subsidiaries are subject to various legal proceedings, which, taken together, are not expected to have a material adverse effect on the Company. The Company and its subsidiaries may be subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are covered by insurance. While the resolution of all matters cannot be predicted with certainty and if resolved, may not have a direct impact on the Company, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company’s liquidity, financial position or results of operations.
7. Impairment Charge
During the year ended December 31, 2009, the Company recorded an impairment of the Project due to the deteriorating retail and real estate market, the cessation of construction activities the events of default under the Wells Fargo Loan and MV Loan and other matters. As a result, an impairment charge of $218.5 million was recorded based upon the estimated fair market value of the Project.
Measurement of Fair Value
The valuation of impaired real estate assets is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the asset as well as the analysis of recent comparable sales transactions. The Company considered multiple valuation techniques when measuring fair value of the Project and determined that the highest and best use for purposes of determining fair value at December 31, 2009 was to value the Project as improved land.

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
Fair Value Hierarchy
Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with Fair Value Measurements, the following summarizes the fair value hierarchy:
•	Level 1 — Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 — Quoted prices for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals and

•	Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.
Items Measured at Fair Value on a Non-Recurring Basis
The following table presents information about the Project for which an impairment charge was recorded based upon the measurement of fair value for the year ended December 31, 2009 (in millions). The table also indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in millions).

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total	Total Losses
December 31, 2009:
Long-lived assets held and used	$—	$—	$4.7	$4.7	$218.5

Coventry II DDR Bloomfield LLC
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2009, 2008 and 2007
8. Going Concern
The retail and real estate markets have been significantly impacted by the continued deterioration of the global credit markets and other macro economic factors including, among others, rising unemployment and a decline in consumer confidence leading to a decline in consumer spending. The current recession has resulted in many potential tenants of the Project to experience financial difficulties and as a result, the development of the project has been put on indefinite hold. Additionally, the loans payable to Wells Fargo and MV Bloomfield are in default as of December 31, 2009 and Wells Fargo has initiated a foreclosure action. As a result of the deteriorating retail and real estate market, the cessation of construction, the events of default and foreclosure action, and other matters, substantial doubt exists as to the Company’s ability to continue as a going concern as of December 31, 2009. In light of the pending foreclosure actions as well as the other litigation concerning the Company and the Project, management of the Company has not definitively or formally made a determination as to whether development of the Project would be resumed in the future.
9. Subsequent Events
As noted in Note 2, the Company has evaluated subsequent events through February 26, 2010, the date that the Company’s consolidated financial statements were available to be issued.